UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             FORM 12b-25

                     NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1-4436           CUSIP NUMBER: 858603103000

(Check one):( )Form 10-K  ( )Form 20-F   ( )Form 11-K   (X)Form 10-Q
               ( )Form 10-D   ( )Form N-SAR   ( )Form N-CSR


                                   September 30, 2005
              For Period Ended:_____________________________
              ( ) Transition Report on Form 10-K
              ( ) Transition Report on Form 20-F
              ( ) Transition Report on Form 11-K
              ( ) Transition Report on Form 10-Q
              ( ) Transition Report on From N-SAR
              For the Transition Period Ended:______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________________________________

PART I - REGISTRANT INFORMATION

                      THE STEPHAN CO.
____________________________________________________________
Full Name of Registrant

____________________________________________________________
Former Name if Applicable

                   1850 WEST McNAB ROAD
____________________________________________________________
Address of Principal Executive Office(Street and Number)

             FORT LAUDERDALE, FLORIDA  33309
____________________________________________________________
City, State and Zip Code













PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a) The reasons described in reasonable detail in Part
    |     III of this form could not be eliminated without
    |     unreasonable effort or expense;
    |
    | (b) The subject annual report, semi-annual report,
(x) |     transition report on Form 10-K, Form 20-F, Form 11-K,
    |     Form N-SAR, or Form N-CSR or portion thereof, will be
    |     filed on or before the fifteenth calendar day following
    |     the prescribed due date; or the subject quarterly report of
    |     transition and report on Form 10-Q, or subject distribution
    |     report on Form 10-D, or portion thereof will be filed on or
    |     before the fifth calendar day following the prescribed due
    |     date; and
    |
    | (c) The accountant's statement or other exhibit
    |     required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company is unable to timely file the Form 10-Q for the nine months ended September 30, 2005 due to adverse effects Hurricane Wilma had on the South Florida community. In late October, the hurricane created widespread and lengthy power outages, affecting not only the Registrant's offices, but also the Registrant's SEC counsel's offices as well as the Registrant's independent accountant's offices.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


      David Spiegel              (954)         971-0600
____________________________  ___________  ________________
          (Name)              (Area Code) (Telephone Number)







(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                             (X)Yes ( )No

____________________________________________________________


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            (X)Yes ( )No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

============================================================

                       THE STEPHAN CO.
     __________________________________________________
        (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

      Nov. 14, 2005           /s/ David Spiegel
Date__________________ By_______________________________



PART IV, Item (3)  Additional Information:


     As a result of reduced levels of net sales for the nine months ended September 30, 2005, coupled with the inclusion of significant, non-recurring other income reflected in the statement of operations for the nine months ended September 30, 2004, net income for the nine months ended September 30, 2005 will be significantly lower than the corresponding last fiscal period, however due to a significant decrease in selling, general and administrative expenses, net income for the three months ended September 30, 2005 should be higher than the corresponding last fiscal quarter.